SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of May 06, 2005

                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.







Press enquiries:
David Beck tel: +44 207 306 1490; email: david.beck@marconi.com
Stephen Hobson tel: +44 151 254 4561; email: stephen.hobson@marconi.com

Investor enquiries:
Salim Alam tel: +44 207 306 1324; email: salim.alam@marconi.com

Industry Analyst enquiries:
Skip MacAskill tel: +44 24 7656 3705; email: skip.macaskill@marconi.com


                       MARCONI ORGANISATION ANNOUNCEMENT

                       800 headcount reductions proposed

London - 6 May 2005 - Marconi Corporation plc (London: MONI and NASDAQ: MRCIY) today announced a new organisation structure that will ensure that the Company remains focused on delivering its commitments to customers whilst improving its competitiveness.

Marconi's current product units will be combined with its regional business organisations in order to create geographic centres of excellence based on the different product groupings. Marconi will continue to market its full product range on a global basis. The four new business groups are;

SoftSwitch (Northern Europe)
Wireless (Central Europe)
Optical & Access Networks (Southern Europe)
Data Networks (North America)

Each of these groups will continue to provide its customers with Network Integration and Installation, Commissioning and Maintenance Services.

Our strong Value Added Services business will continue to offer end-to-end services solutions to enterprise customers. The APAC and Middle East regional business areas will continue as sales and service channels for the regional product businesses.

A process of consultation on a proposed reduction in headcount of a total of up to 800 jobs in the UK has been instigated with Trade Union and employee representatives.

Combining the product organisations with the regional businesses will enable the Company to dismantle much of the current UK based central Operations organisation leading to significant cost savings. In addition overhead cost reduction initiatives across all the Company's other business functions are being instigated with immediate effect.

The Company will provide an update on the financial impact of these cost reduction initiatives on 17 May, when it will announce its Preliminary Results for the year ending 31 March 2005.

Mike Parton, CEO of Marconi, said;
" We are committed to maintaining and improving the products and services we provide to our customers. The new leaner organisation that we have announced today allows us to maintain our product roadmaps, focusing our Research & Development expenditure on our key product lines whilst making significant cost savings mainly in overhead areas to underpin profitability."

ENDS/...

About Marconi Corporation plc
Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching, broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI and on NASDAQ under the ticker MRCIY. Additional information about Marconi Corporation can be found at www.marconi.com.

Copyright (c) 2005 Marconi Corporation plc. All rights reserved. All brands or product names are trademarks of their respective holders.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 10-K report filed by Marconi Corporation plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 06 May 2005